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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE

            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               JAMES D. MCGEEHAN

                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the outstanding Shares (as defined below) of Conrail Inc., a Pennsylvania corporation ("Conrail").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name and address of the principal executive offices of Conrail are Conrail Inc., 2001 Market Street, Two Commerce Square, Philadelphia, Pennsylvania 19101. This Schedule 14D-9 relates to Conrail's Common Stock, par value $1.00 per share (including the associated Common Stock Purchase Rights) (the "Common Stock"), and Conrail's Series A ESOP Convertible Junior Preferred Stock, without par value (including the associated Common Stock Purchase Rights) (the "Preferred Stock", and together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer made by Atlantic, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Norfolk Schedule 14D-1") dated October 24, 1996, to purchase all of the outstanding Shares at $100 per Share (the "Norfolk Offer Price"), net to the seller in cash and without interest (the "Norfolk Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 1996 (the "Norfolk Offer to Purchase"), and the related Letter of Transmittal. The Norfolk Schedule 14D-1 states that the principal executive offices of Atlantic and Norfolk are located at Three Commercial Plaza, Norfolk, Virginia 23510.

     According to the Norfolk Offer to Purchase, the purpose of the Norfolk Offer is to acquire the entire equity interest in Conrail, and Norfolk is seeking to negotiate with Conrail a merger agreement pursuant to which each outstanding Share (other than Shares held by Conrail or a subsidiary of Conrail and Shares held by Norfolk, Atlantic or any other direct or indirect subsidiary of Norfolk) would, as soon as practicable after the consummation of the Norfolk Offer, be converted into the right to receive an amount in cash equal to the Norfolk Offer Price (the "Proposed Norfolk Merger" and, together with the Norfolk Offer, the "Proposed Norfolk Transactions").

     According to the Norfolk Offer to Purchase, the Norfolk Offer is conditioned upon, among other things:

          (1) termination of the Agreement and Plan of Merger dated as of October 14, 1996, as amended (the "CSX Merger Agreement"), among Conrail, CSX Corporation ("CSX") and a wholly owned subsidiary of CSX;

          (2) the redemption by the Board of Directors of Conrail (the "Conrail Board"), or the invalidity or inapplicability to the Proposed Norfolk Transactions, of the Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of July 19, 1989, as amended (the "Rights Agreement"), between Conrail and First Chicago Trust Company of New York;

          (3) the approval by the Conrail Board of the Proposed Norfolk Transactions or the invalidity or inapplicability to the Proposed Norfolk Transactions of Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL");

          (4) Atlantic and Norfolk obtaining, prior to the expiration of the Norfolk Offer, sufficient financing (according to the Norfolk Offer to Purchase, approximately $11.5 billion) to enable consummation of the Proposed Norfolk Transactions (which condition Norfolk has publicly announced has now been satisfied);

          (5) there being validly tendered and not withdrawn prior to the expiration of the Norfolk Offer a number of Shares equal to at least a majority of the outstanding Shares on a fully diluted basis (such majority estimated in the Norfolk Offer to Purchase to be 55,828,153 Shares); and

          (6) receipt by Atlantic of an informal written opinion by the Surface Transportation Board ("STB"), reasonably satisfactory to Atlantic without the imposition of any condition unacceptable to Atlantic, that the use of a voting trust in connection with the Proposed Norfolk Transactions is consistent with the policies of the STB against unauthorized acquisition of control of a regulated carrier.

The conditions referred to above in clauses (2) and (3) can only be satisfied if the Conrail Board takes action, which action the Conrail Board has agreed under the CSX Merger Agreement not to take until after July 12, 1997. In addition, on and after July 12, 1997, the CSX Merger Agreement provides that certain conditions must be satisfied in order for the Conrail Board to take any such action and, in any event, the Conrail Board has no obligation under the PBCL to agree to or recommend any takeover proposal (such as the Proposed Norfolk Transactions) or to take any such action to facilitate any such takeover proposal. See Items 3(b)(1) and 4 below.

     The Norfolk Offer also provides that Norfolk and Atlantic may terminate the Norfolk Offer if any of the following events shall have occurred:

          (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court or governmental regulatory or administrative agency, authority, tribunal or commission, domestic or foreign, by any government or governmental authority or agency or commission, domestic or foreign, or by any other person, domestic or foreign, which (i) challenges or seeks to challenge the acquisition by Norfolk or Atlantic or any affiliate of either of them of the Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Norfolk Offer, consummation of the transactions contemplated by the Norfolk Offer or any other subsequent business combination, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Atlantic or any of its affiliates in connection with the acquisition of Conrail or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Norfolk Offer, the Proposed Norfolk Merger or any other subsequent business combination, (ii) prohibits or limits or seeks to prohibit or limit Norfolk's or Atlantic's ownership or operation of all or any portion of their or Conrail's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or compels, or seeks to compel Norfolk or Atlantic to dispose of or hold separate all or any portion of their own or Conrail's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Norfolk, Atlantic or any affiliate of either of them to conduct its own business or own such assets as a result of the transactions contemplated by the Norfolk Offer or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some or all of the Shares pursuant to the Norfolk Offer or the Proposed Norfolk Merger illegal or results in a delay in, or restricts, the ability of Norfolk or Atlantic, or renders Norfolk or Atlantic unable, to accept for payment, purchase or pay for some or all of the Shares or to consummate the Proposed Norfolk Merger, (iv) imposes or seeks to impose limitations on the ability of Norfolk or Atlantic or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the shareholders of Conrail,
     (v) in the sole judgment of Norfolk or Atlantic, might adversely affect Conrail or any of its subsidiaries of affiliates or Norfolk, Atlantic, or any of their respective affiliates or subsidiaries, (vi) in the sole judgment of Norfolk or Atlantic, might result in a diminution in the value of the Shares or the benefits expected to be derived by Norfolk or Atlantic as a result of the transactions contemplated by the Norfolk Offer, (vii) in the sole judgment of Norfolk or Atlantic, imposes or seeks to impose any material condition to the Norfolk Offer unacceptable to Norfolk or Atlantic or (viii) otherwise directly or indirectly relates to the Norfolk Offer, the Proposed Norfolk Merger or any other business combination with Conrail;

          (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Norfolk Offer, the Proposed Norfolk Merger or other subsequent business combination between Atlantic or any affiliate of Atlantic and Conrail or any affiliate of Conrail or any other action shall have been taken,

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     proposed or threatened by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, that, in the sole judgment of Norfolk or Atlantic, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

          (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of Conrail or any of its subsidiaries or affiliates which, in the sole judgment of Norfolk or Atlantic, is or may be materially adverse to Conrail or any of its subsidiaries or affiliates, or Norfolk or Atlantic shall have become aware of any fact which, in the sole judgment of Norfolk or Atlantic, has or may have material adverse significance with respect to either the value of Conrail or any of its subsidiaries or the value of the Shares to Norfolk or Atlantic;

          (d) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Norfolk or Atlantic, might affect the extension of credit by banks or other lending institutions, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any significant change in United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor (whether or not mandatory), (v) any significant adverse change in the market price of the Shares or in the securities or financial markets of the United States, or
     (vi) in the case of any of the foregoing existing at the time of the commencement of the Norfolk Offer, in the sole judgment of Norfolk or Atlantic, a material acceleration or worsening thereof;

          (e) other than the redemption of the Rights at the Redemption Price (as defined in the Rights Agreement), Conrail or any subsidiary of Conrail shall have, at any time after October 24, 1996, (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to options outstanding on October 24, 1996 in accordance with their terms as disclosed on such date or conversions of the Preferred Stock in accordance with their terms) of any class (including without limitation the Common Stock and the Preferred Stock) or securities convertible into any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Conrail, or (B) any other securities in respect of, in lieu of or in substitution for Common Stock and Preferred Stock outstanding on October 24, 1996, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Common Stock, Preferred Stock or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on any Shares (other than the regular quarterly dividend on the Common Stock not in excess of the amount per share, and with record and payment dates, in accordance with recent practice) or on any Preferred Stock (other than the regular semi-annual dividend on the Preferred Stock not in excess of the amount per share payable in accordance with recent practice) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Common Stock or the Preferred Stock, whether payable in cash, securities or other property,
     (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold or authorized or announced or proposed the issuance of or sale to any person of debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other changes of the Common Stock, the Preferred Stock or its capitalization, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation,

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     liquidation, dissolution, business combination, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of Conrail or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, (ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Norfolk Offer or any other change in control of Conrail, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Conrail or any of its subsidiaries, or Norfolk or Atlantic shall have become aware of any such action which was not previously disclosed in publicly available filings, (xi) amended or proposed or authorized any amendment to its articles of incorporation or bylaws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the sole judgment of Norfolk or Atlantic, could, individually or in the aggregate, adversely affect the value of the Shares to Norfolk or Atlantic or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Norfolk or Atlantic shall have learned about any such action which has not previously been publicly disclosed by Conrail and also set forth in filings with the Securities and Exchange Commission ("the Commission");

          (f) Conrail and Norfolk or Atlantic shall have reached an agreement or understanding that the Norfolk Offer be terminated or amended or Norfolk or Atlantic (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Conrail by merger or similar business combination, or purchase of Shares or assets of Conrail;

          (g) Norfolk or Atlantic shall become aware (i) that any material contractual right of Conrail or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of Conrail or any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Norfolk Offer or the Proposed Norfolk Merger, or (ii) of any covenant, term or condition in any of Conrail's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of Atlantic or any other affiliate of Norfolk (including, but not limited to, any event of default that may ensue as a result of the consummation of the Norfolk Offer, consummation of the Proposed Norfolk Merger or any other business combination or the acquisition of control of Conrail); or

          (h) Norfolk or Atlantic shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency (other than approval by the STB of the acquisition of control of Conrail) which in its judgment is necessary to consummate the Norfolk Offer;

which, in the sole judgment of Norfolk or Atlantic in any such case, and regardless of the circumstances (including any action or inaction by Norfolk or Atlantic or any of their affiliates), giving rise to any such condition, makes it inadvisable to proceed with the Norfolk Offer and/or with such acceptance for payment or payment. Norfolk and Atlantic have the right to rely on any condition set forth in the immediately preceding sentence being satisfied in determining whether to consummate the Norfolk Offer; however, if Norfolk or Atlantic asserts the failure of any such condition without relying on the exercise of its reasonable judgment or some other subjective criteria, Norfolk and Atlantic shall promptly disclose such assertion and the expiration date of the Norfolk Offer will be (and, if necessary, will be extended to be) at least five business days after the date of such disclosure.

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ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of Conrail, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) General. Reference is hereby made to the information contained under the captions "OWNERSHIP BY MANAGEMENT OF EQUITY SECURITIES", and "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS", in Conrail's proxy statement dated April 3, 1996 relating to Conrail's Annual Meeting of Shareholders. The relevant pages thereof are filed as Exhibit (c)(1) hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Conrail or its affiliates and (i) Conrail, its executive officers, directors or affiliates or (ii) Norfolk or Atlantic, or their respective executive officers, directors or affiliates.

     THE AMENDED CSX TRANSACTIONS. On November 5, 1996, Conrail, CSX and Green Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of CSX ("Sub"), entered into an Amendment (the "Amendment") to the CSX Merger Agreement. Pursuant to the CSX Merger Agreement (as so amended), (i) CSX and Sub have increased the price per Share offered from $92.50 to $110, net to the seller in cash, without interest, in their pending offer to purchase an aggregate of 17,860,124 Shares (the "CSX Offer") and have extended the expiration of the CSX Offer to 12:00 midnight, New York City time, on Wednesday, November 20, 1996, (ii) CSX and Sub have increased to $110 the price paid per Share in the CSX Merger, to the extent 40% of the fully diluted Shares are not purchased in the CSX Offer and the Second CSX Offer and cash is paid in the CSX Merger, (iii) at any time prior to 11 business days before the then scheduled expiration date of the CSX Offer if the Articles Amendment (as defined below) is then effective, CSX may (and at the request of Conrail shall) increase the number of Shares to which the CSX Offer applies to 40% of the fully diluted Shares, (iv) at any time following seven business days after the consummation of the CSX Offer, if CSX does not yet own 40% of the fully diluted Shares (excluding Shares that would be outstanding upon exercise of the CSX Option), CSX may (and at the request of Conrail shall) make a second tender offer (conditioned on the Articles Amendment becoming effective) for an additional number of Shares (the "Second CSX Offer") at a price at least equal to $110 per Share and otherwise on terms and conditions no less favorable to shareholders than the terms and conditions of the CSX Offer, such that the Shares acquired in such Second CSX Offer, together with the Shares acquired in the CSX Offer, will equal 40% of the fully diluted Shares and (v) Conrail shall merge with and into Sub (the "CSX Merger"), such that each Share would be exchanged for 1.85619 CSX shares (the "Exchange Ratio") (all the foregoing transactions, the "CSX Transactions"). Under the terms of the CSX Merger Agreement, upon the effective time of the CSX Merger (the "Effective Time"), the headquarters of CSX will be relocated to Philadelphia, Pennsylvania, CSX will be renamed with a new, neutral name ("Parent") and one half of the Board of Directors of Parent and each committee thereof will consist of persons appointed by Conrail. In addition, as of the Effective Time, Mr. David M. LeVan, presently the Chairman of the Board, President and Chief Executive Officer of Conrail, will become the Chief Operating Officer and President of Parent and the Chief Executive Officer and President of each of Parent's railroad businesses, and, no later than the second anniversary of the Effective Time, the Chief Executive Officer of Parent and, no later than the fourth anniversary of the Effective Time, the Chairman of the Board of Parent. See Section (b)(3) of this Item 3 for a more complete description of the LeVan agreements entered into in connection with the CSX Transactions.

     Pursuant to the Amendment, CSX agreed to increase the price it would offer to pay for Shares tendered in the CSX Offer, the Second CSX Offer, if applicable, and the CSX Merger, if applicable, to $110 per Share, and agreed to a provision prohibiting CSX and Conrail or any of their subsidiaries or any of their directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives, during the term of the CSX Merger Agreement, from, directly or indirectly through another person, participating in any conversations, discussions or negotiations, or entering into any agreement, arrangement or understanding, with any other railroad (including Norfolk) with respect to the acquisition of the assets or securities of Conrail or CSX or their subsidiaries by, or the granting of trackage rights or other concessions relating to the assets of Conrail or CSX or their subsidiaries to, any other railroad (including Norfolk), other than with respect to sales, leases, licenses, mortgages or other disposals by either party of its assets or

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properties (but not those of the other party and its subsidiaries) made in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, Conrail and CSX are permitted to engage in conversations, discussions and negotiations with other railroads (including Norfolk) to the extent reasonably necessary or reasonably advisable to obtain regulatory approval of the CSX Transactions and so long as (i) representatives of CSX and Conrail are both present at any such conversation, discussion or negotiation, (ii) the general subject matter of any such conversation, discussion or negotiation shall have been agreed to in advance by Conrail and CSX and (iii) Conrail, CSX and such other company shall have previously agreed to appropriate confidentiality arrangements. The foregoing "no third party discussion" provision will terminate and be of no further force and effect immediately upon any exercise by either Conrail or CSX of its rights to provide information or enter into discussions with a third party to the extent the Board of Directors determines that such action is required by its fiduciary duties, in accordance with the terms and subject to the conditions of the CSX Merger Agreement.

     Under the Amendment, Conrail agreed to extend from April 13, 1997 to July 12, 1997 the period of time during which the Conrail Board is prohibited from
(i) withdrawing or modifying, or publicly proposing to withdraw or modify, its approval or recommendation of the CSX Transactions, in a manner adverse to CSX,
(ii) approving or recommending, or publicly proposing to approve or recommend, any competing proposal (such as the Proposed Norfolk Transactions) or (iii) causing Conrail to enter into any agreement related to any such competing proposal. Because certain conditions to the Norfolk Offer, as described above, can only be satisfied if the Conrail Board takes such actions to approve the Norfolk Offer, the effect of the Amendment is that the Norfolk Offer now cannot be consummated until at least July 12, 1997. In addition, the CSX Merger Agreement provides that on or after July 12, 1997, certain conditions must be satisfied in order for the Conrail Board to take any of the foregoing actions. Moreover, the Conrail Board has no obligation under the PBCL to agree to or recommend any takeover proposal (such as the Proposed Norfolk Transactions) or to take any such action to facilitate any such takeover proposal.

     Under the CSX Merger Agreement, in the event that the matters to be considered at a CSX shareholder meeting called for the purpose of approving the issuance of CSX shares in connection with the CSX Merger or at a Conrail shareholder meeting called for the purpose of approving the CSX Merger, are not approved at either such meeting, from time to time Conrail or CSX, as applicable, may, and will at the request of CSX or Conrail, as applicable, duly call one or more meetings of shareholders for such purposes. The Amendment also provides that neither CSX nor Conrail may terminate the CSX Merger Agreement if the Conrail shareholders fail to approve the CSX Merger at any meeting convened therefor unless such meeting was held after the earlier of (i) July 12, 1997 and
(ii) the purchase of 40% of the fully diluted Shares.

     Under the CSX Merger Agreement, CSX has the right to unilaterally increase the price offered in the CSX Offer or the Second CSX Offer, if applicable, or the percentage of Shares covered thereby (without in any case making any change in the consideration per Share payable in the CSX Merger), subject to the obligation to cause such offer to remain open for 10 business days following the date any such change is publicly announced. Under the CSX Merger Agreement, however, CSX cannot change the consideration payable in the CSX Merger without the consent of Conrail.

     Shareholders should be aware that if Conrail shareholders approve the Articles Amendment at the Pennsylvania Special Meeting (as defined below), CSX would be able to purchase more than 19.9% of the Shares in a tender offer or other transaction (such as the Second CSX Offer). As a result, if the Articles Amendment is approved, and if CSX is able to acquire 40% of the fully diluted Shares through the CSX Offer and the Second CSX Offer, if applicable, the approval of the CSX Merger by a majority of votes cast at a special meeting of the holders of Shares will be virtually certain.

     In addition, the CSX Merger Agreement provides that CSX may exercise its option to purchase 15,955,477 shares of Common Stock (the "CSX Option") pursuant to the Conrail Stock Option Agreement, dated as of October 14, 1996, between CSX and Conrail, if CSX consummates the CSX Offer or if the CSX Merger Agreement is terminated and CSX is entitled to receive the break-up fees provided for in the CSX

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Merger Agreement. If CSX acquires 40% of the Shares through the CSX Offer and the Second CSX Offer, if applicable, and exercises the CSX Option, CSX, through a voting trust created for this purpose (the "Voting Trust"), will then hold approximately 50% of the Shares and will cast its votes to approve the CSX Merger, which number of votes will be sufficient to approve the CSX Merger regardless of the votes of other shareholders. Therefore, approval of the Articles Amendment would assure that the CSX Merger will be approved by Conrail's shareholders if sufficient Shares are tendered in the CSX Offer and the Second CSX Offer, if applicable, and the CSX Option is exercised. Moreover, if CSX consummates only the CSX Offer by acquiring 19.9% of the Shares and then exercises the CSX Option, CSX will then own approximately 30% of the fully diluted Shares and will have a large portion of the voting power of the Shares to vote in favor of the CSX Merger. Furthermore, because the record date for the Pennsylvania Special Meeting has been designated for a date occurring after the scheduled expiration of the CSX Offer, if CSX acquires 19.9% of the Shares pursuant to the CSX Offer, the Shares so acquired by CSX will be voted by the Voting Trust at the Pennsylvania Special Meeting in favor of the Articles Amendment. In such case, a significant portion of the votes at the Pennsylvania Special Meeting will be committed to vote in favor of the Articles Amendment.

     Shareholders should also be aware that shareholders may decide to tender their Shares to CSX in the CSX Offer and the Second CSX Offer, if applicable (even if they believe that the Proposed Norfolk Transactions, if they could be effected, would have a higher value to shareholders than the CSX Transactions), because shareholders may conclude that sufficient Shares will be tendered by other shareholders and that failure to tender will result in the non-tendering shareholders receiving only CSX shares which, based on current market prices, have a per Share value that is significantly less that the $110 per Share being offered in the CSX Offer and the Second CSX Offer, if applicable. Therefore, the CSX Offer and the Second CSX Offer, if applicable, may succeed regardless of the perceived relative values of the CSX Transactions and the Proposed Norfolk Transactions. As of the close of business on November 5, 1996, the closing market price for CSX shares on the New York Stock Exchange Composite Tape was $44 7/8.

     As of the date of this Schedule 14D-9, Conrail is not aware of Norfolk's specific intentions with respect to the possible retention of any or all of Conrail's executive officers following any consummation of the Proposed Norfolk Transactions. According to Norfolk's press release issued on October 23, 1996 announcing Norfolk's intention to commence the Norfolk Offer (a copy of which is filed as Exhibit (a)(2) hereto and is incorporated herein by reference), Norfolk stated that, subject to the Conrail Board's favorable response to the Proposed Norfolk Transactions, Norfolk is prepared to consider offering significant representation of Conrail directors on the Norfolk Board of Directors, to consider locating the corporate headquarters of the combined company in Philadelphia, to discuss an appropriate position for Mr. LeVan following a transaction with Norfolk and to offer Conrail senior management opportunities for continued career growth. According to Norfolk's Offer to Purchase, however, Norfolk has also indicated that it may seek to remove the current members of the Conrail Board at the next annual meeting of Conrail shareholders. Under Conrail's By-laws and the PBCL the Conrail Board is not required to schedule such annual meeting for any date prior to December 31, 1997.

     On November 6, 1996, Conrail announced that the special meeting of the Conrail shareholders (the "Pennsylvania Special Meeting") to seek approval of an amendment to Subchapter E of Chapter 25 of the PBCL (the "Articles Amendment") has been cancelled, and a new record date of December 5, 1996 has been set for the new Pennsylvania Special Meeting. In connection with the Pennsylvania Special Meeting, Conrail intends to solicit proxies in favor of the Articles Amendment. We believe that Norfolk intends to solicit proxies opposing the Articles Amendment. Pursuant to the Amendment, Conrail will file the Articles Amendment with the Pennsylvania Department of State as promptly as practicable following approval thereof. In addition, under the Amendment, Conrail shall not convene, adjourn or postpone the Pennsylvania Special Meeting without the consent of CSX (not to be unreasonably withheld).

     (2) Certain Executive Compensation and Other Employee-Related Matters in Connection with a Change of Control of Conrail. The consummation of either the CSX Transactions or the Norfolk Offer will affect the compensation and benefits provided to certain executive officers of Conrail as follows:

     VESTING OF EQUITY-BASED AWARDS. All of the outstanding equity-based awards granted by Conrail (which include stock options, restricted stock, phantom stock and restricted stock subject to financial performance-related conditions) immediately vest and become exercisable or deliverable, as applicable, upon a "change of control" of Conrail. A "change of control" for this purpose is generally defined as (i) shareholder approval of Conrail's consolidation with another entity, (ii) shareholder approval of a sale of all or substantially all of Conrail's assets, (iii) the filing of a report on Schedule 13D or Schedule 14D-1 that any person has become beneficial owner of 20% or more of the voting power of Conrail's voting stock, (iv) shareholder approval of Conrail's complete liquidation or dissolution, (v) shareholder approval of a transaction with another company at the conclusion of which Conrail's pre-transaction shareholders own less than 80% of the voting power of the entity surviving the transaction, (vi) the failure of the continuing directors of Conrail's board of directors to constitute a majority thereof, or (vii) a determination by Conrail's board of the threat or occurrence of an event that has effects similar to the foregoing.

     CHANGE OF CONTROL AGREEMENTS. Conrail has contracts with approximately 70 employees (including all executive employees) pursuant to which such employees receive specified benefits upon their involuntary or constructive termination within a specified period of a "change of control". The definition of a "change of control" is the same as that summarized above with respect to equity-based awards. Employees receive the specified benefits if they are terminated within the later of (i) three years of a change of control, or (ii) two years of final regulatory approval of a change of control (if the change of control is subject to regulatory approval). The following benefits are provided to eligible employees following their termination: (a) payment of all accrued salary and deferred compensation, (b) a pro rata portion of any bonus payable in the year of termination, (c) vesting of all outstanding equity-based awards, (d) continuation of certain welfare coverage for 36 months, (e) 36 months additional service credit under Conrail's retirement programs, (f) a lump sum payment equal to three times the sum of the employee's base salary and highest bonus paid in the three years preceding the change of control or termination date, and (g) a gross up payment for any excise taxes imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

     (3) Certain Executive Compensation and Other Employee-Related Matters in Connection with the CSX Transactions. In replacement of his existing change of control agreement with Conrail (which is summarized in Section (b)(2) of this Item 3), on October 14, 1996, Mr. LeVan entered into a new employment agreement and a new change of control agreement with CSX, both of which will become effective as of the Effective Time. If the CSX Merger Agreement is terminated prior to the Effective Time, Mr. LeVan's new employment agreement and new change of control agreement will not take effect, and his existing change of control agreement with Conrail will continue in effect.

     MR. LEVAN'S NEW EMPLOYMENT AGREEMENT. Mr. LeVan's new employment agreement with CSX (the "LeVan Agreement") provides that, as of the Effective Time, Mr. LeVan will become the Chief Operating Officer and President of Parent and Chief Executive Officer and President of Parent's railroad businesses. The LeVan Agreement provides that no later than the second anniversary of the Effective Time, Mr. LeVan will become Chief Executive Officer of Parent, and no later than two years thereafter, Mr. LeVan will become Chairman of the Board of Parent. The initial term of the LeVan Agreement is five years and it will automatically renew, subject to any prior termination, for successive one-year periods on the fifth anniversary of the Effective Time and each anniversary thereafter unless either party gives at least three months' prior notice of non-renewal.

     Under the LeVan Agreement, if Mr. LeVan is involuntarily terminated without "cause," or he voluntarily terminates for "good reason," his termination benefits will include (i) a lump sum payment equal to the greater of (x) and
(y), where (x) equals the sum of (a) his annual base salary and (b) highest annual bonus paid in the three preceding years ("Recent Bonus") times (c) the number of years (prorated for partial years) then remaining in the five-year term of the LeVan Agreement, and where (y) equals three times the sum of (a) his annual base salary and (b) his Recent Bonus, (ii) a lump sum payment equal to the additional amount he would have accrued under CSX's qualified and nonqualified pension plans had he been credited with three years of additional service, (iii) welfare benefit continuation for three years, and (iv) outplacement services. The LeVan Agreement also provides that Mr. LeVan will receive a "gross-up" payment to reimburse him, on an after-tax basis, for excise taxes that may be imposed upon him under Section 4999 of the Code on account of the payment of any "excess parachute payments," as defined in Section 280G of the Code ("Excise Taxes").

     The LeVan Agreement defines "cause" as a finding by 75% or more of the Board of Directors of Parent of Mr. LeVan's (i) continued failure to substantially perform his duties, (ii) his willful engagement in illegal conduct or gross misconduct which is materially and demonstrably injurious to Parent,
(iii) his conviction of a felony or entering of a guilty or nolo contendere plea or (iv) his breach of certain confidentiality covenants. The LeVan Agreement defines "good reason" as (a) a material diminution in his position, authority, duties or responsibilities, (b) a breach by Parent of a material provision of the employment agreement, (c) the required relocation of Mr. LeVan, without his consent, more than 35 miles from his employment location at the Effective Time,
(d) any purported termination by Parent of Mr. LeVan not in accordance with the LeVan Agreement, (e) a successor to Parent failing to assume any liabilities under the LeVan Agreement, (f) a failure to elect Mr. LeVan as Chief Executive Officer of Parent by the second anniversary of the Effective Time, (g) a failure to elect Mr. LeVan as Chairman of the Board of Parent by the fourth anniversary of the Effective Time and (h) the removal of Mr. LeVan as a director or from any of his specified employment positions.

     The LeVan Agreement further provides (i) prior to Mr. LeVan becoming Chief Executive Officer of Parent, for a minimum base salary equal to the greater of 90% of the annual base salary of CSX's current Chief Executive Officer and $810,000, and a minimum bonus equal to 100% of base salary, but not less than 90% of the bonus paid or awarded to CSX's current Chief Executive Officer and not less (as a percentage of base salary) than any bonus paid or awarded to any other senior executive of Parent, and (ii) upon Mr. LeVan becoming Chief Executive Officer of Parent, for a minimum annual base salary of not less than the annual base salary then being paid to CSX's current Chief Executive Officer and not less than $900,000, and long-term incentive (including stock award) opportunities not less than those afforded any other senior executive of Parent and not less than 90% of CSX's current Chief Executive Officer's long-term incentive opportunities. A copy of the LeVan Agreement is filed as Exhibit
(c)(2) hereto, is incorporated herein by reference and the foregoing description is qualified in its entirety by such reference.

     MR. LEVAN'S NEW CHANGE OF CONTROL AGREEMENT. Mr. LeVan has also entered into a new change of control agreement which will become effective at the Effective Time. Under the new change of control agreement for Mr. LeVan (which would replace his existing change of control agreement with Conrail), if Mr. LeVan is involuntarily terminated or terminates for "good reason" within three years following a change of control (for purposes of Mr. LeVan's new agreement, the CSX Transactions will not constitute a change of control thereunder), he will be paid an amount equal to three times the sum of (i) his annual base salary and (ii) the highest bonus paid within the three years preceding such termination, three years' deemed additional service under CSX's qualified and nonqualified pension plans, three years' welfare benefit continuation and outplacement services. The agreement also provides for a gross-up for any Excise Taxes payable by Mr. LeVan. Compensation and benefits payable or provided under the change of control agreement will be offset by any comparable compensation and benefits paid under the LeVan Agreement.

     BENEFIT ISSUES RELATED TO THE CSX TRANSACTIONS. The CSX Merger Agreement provides that certain actions will be taken in respect of employee benefit and stock plans in which executive officers of Conrail are eligible to participate. CSX shall cause the company that survives the merger of Conrail and Sub (the "Surviving Corporation") to honor all obligations under employment agreements and employee benefit plans, programs, policies and arrangements of Conrail in accordance with the terms of the CSX Merger Agreement. CSX will provide, or cause its subsidiaries to provide, benefits to Conrail employees on a basis no less favorable in the aggregate to those provided to similarly-situated employees of CSX. For a two-year period following the Effective Time, CSX shall, or shall cause the Surviving Corporation to establish and maintain a plan to provide severance and termination benefits to all non-union employees of Conrail terminated as a result of, or in connection with, the CSX Merger, which benefits shall be determined consistent with industry standards and taking into account those benefits provided in recent similar transactions in the industry.

     In accordance with the CSX Merger Agreement and the terms of Conrail's outstanding employee stock options, as of the Effective Time all such options will be deemed to constitute an option to acquire (on the same terms and conditions as were applicable under such options, including vesting) the same number of CSX shares as the holder of such option would have been entitled to receive pursuant to the CSX Merger Agreement had such holder exercised such option in full immediately prior to the Effective Time, at a price per CSX share equal to (i) the aggregate exercise price for the Conrail shares otherwise purchasable pursuant to such Conrail option, divided by (ii) the aggregate number of CSX shares deemed purchasable pursuant to such option.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendations of the Board of Directors.

     THE CONRAIL BOARD CONTINUES TO BELIEVE THAT A MERGER OF EQUALS WITH CSX IS IN THE BEST INTERESTS OF CONRAIL AND, THEREFORE, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL NOT TENDER THEIR SHARES PURSUANT TO THE NORFOLK OFFER.

     At a meeting held on November 5, 1996, the Conrail Board, including the disinterested members of the Conrail Board, unanimously (i) determined that the terms of the Norfolk Offer and the Proposed Norfolk Merger are not in the best interests of Conrail (taking into account the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors); and
(ii) recommended that the shareholders of Conrail reject the Norfolk Offer and not tender their Shares pursuant to the Norfolk Offer. ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL NOT TENDER THEIR SHARES PURSUANT TO THE NORFOLK OFFER.

     The Conrail Board, including the disinterested members of the Conrail Board, also unanimously reaffirmed its determination that the terms of the CSX Merger Agreement (as amended) are in the best interests of Conrail (taking into account all the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors). ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES TENDER THEIR SHARES PURSUANT TO THE CSX OFFER AND THE SECOND CSX OFFER, IF APPLICABLE.

     The Conrail Board continues to recommend that shareholders tender their Shares pursuant to the CSX Offer and the Second CSX Offer, if applicable, because it has determined that the CSX Transactions are in the best interests of Conrail. The value to be received by Conrail's shareholders pursuant to the original terms of the CSX Transactions was at the high-end of what has been paid in other railroad business combinations, and under the amended terms of the CSX Transactions, the aggregate amount of cash to be received by the Conrail shareholders has been increased by approximately $650 million.

     Copies of a press release announcing the Board's determinations, and a letter to the shareholders of Conrail communicating the Board's recommendations are filed as Exhibits (a)(1) and (a)(4) hereto, respectively, and are incorporated herein by reference.

     (b)(1) Background.

     GENERAL. As part of its long-term planning process, Conrail has been involved in an ongoing review of its commercial and strategic alternatives, which has included analyses of potential acquisitions of and combinations with other railroads. Recent industry consolidations confirm that railroads must offer their customers broad market reach via efficient, single-line service. Conrail continued to assess and reassess its position in the industry, resulting in Conrail's consideration of a possible combination with CSX. Conrail's analysis demonstrates that a potential merger with CSX is in the best interests of Conrail and offers the needed combination of synergies and public benefits (including network efficiencies).

     From time to time prior to March 1994, certain members of senior management of Conrail, including James A. Hagen, Mr. LeVan's predecessor, have spoken with members of Norfolk's senior management, including David R. Goode, Chairman and Chief Executive Officer of Norfolk, concerning a possible business combination between Conrail and Norfolk. While the companies determined to proceed with certain business cooperation opportunities, no decisions were reached concerning a business combination. From March through September 1994, Conrail and Norfolk management, including Mr. Hagen and Mr. Goode, met several times to discuss the possibility of a combination of Conrail and Norfolk. The parties entered into a confidentiality agreement on August 17, 1994. In September 1994, the parties terminated such discussions, having failed to reach agreement on an appropriate price or other material terms of a possible strategic combination.

     During 1995, members of Conrail's and Norfolk's senior management, including Mr. LeVan and Mr. Goode, met several times to discuss general business opportunities between the companies. On these occasions, members of Conrail's management, including Mr. LeVan, stated that Conrail thought its best strategy was to remain independent and that Conrail was not interested in a possible combination with Norfolk. On July 2, 1996, and again during the week of July 29 to August 2, 1996, Mr. LeVan stated to Mr. Goode that Conrail was not interested in a possible combination with Norfolk, but that Conrail would be reviewing its strategic alternatives in September 1996. Mr. Goode expressed the continuing interest of Norfolk in pursuing such discussions. On September 19 or 20, 1996, Mr. LeVan and Mr. Goode again had a brief conversation on this subject, in which the most recent positions of the parties as just stated did not change.

     On September 25 and 26, 1996, the Conrail Board met to consider, among other things, various strategic alternatives that Conrail could pursue in furtherance of its objective of continued growth, including potential franchise extensions and other improvements in services and competitiveness. The Conrail Board expressly considered the relative merits to Conrail and its constituencies of a strategic business combination with CSX and with Norfolk, and concluded that a strategic business combination with CSX would be in the best interests of Conrail. The Conrail Board then authorized representatives of Conrail to proceed with confidential discussions with CSX regarding a possible strategic combination, and, following numerous discussions among Conrail and CSX and their respective legal and financial advisors, on October 15, 1996, CSX and Conrail announced they had entered into the CSX Merger Agreement.

     On October 7, 1996, Mr. LeVan told Mr. Goode that Conrail was not in a position to discuss with Norfolk the outcome of its September 1996 strategic alternatives review.

     On October 23, 1996, Norfolk issued a press release announcing its intention to commence the Norfolk Offer, to be followed by the Proposed Norfolk Merger. The press release included a letter to the Conrail Board indicating Norfolk's intention to effect the Proposed Norfolk Transactions, setting forth Norfolk's reasons for believing that its proposal was superior to that of CSX, indicating Norfolk's desire to negotiate a merger agreement with Conrail and stating that Norfolk was flexible as to all aspects of its proposal reflected in the Proposed Norfolk Transactions. A copy of the Norfolk press release (including the Norfolk letter to the Conrail Board) is filed herewith as Exhibit
(a)(2) and is incorporated herein by reference, and the foregoing description is qualified in its entirety by such exhibits.

     On October 23, 1996, Conrail issued a press release, filed herewith as Exhibit (a)(1) and incorporated herein by reference, advising Conrail's shareholders that they need not take any immediate action with respect to the unsolicited offer and that they should await the response of the Conrail Board, which is reflected in this Schedule 14D-9.

     On October 24, 1996, Norfolk filed with the Commission the Norfolk Schedule 14D-1 and commenced the Norfolk Offer.

     On November 5, the Conrail Board met to consider the Proposed Norfolk Transactions and the proposed Amendment to the CSX Merger Agreement and took the actions referred to above under Section (a) of this Item 4. Also on November 5, Conrail and CSX executed the Amendment.

     NORFOLK LITIGATION. On October 23, 1996, Norfolk filed a Complaint for Declaratory and Injunctive Relief in the United States District Court of the Eastern District of Pennsylvania against Conrail, CSX and the directors of Conrail. On October 30, 1996, Norfolk filed its First Amended Complaint for Declaratory and Injunctive Relief, which amends its original complaint principally by asserting additional state law claims. Norfolk's complaint alleges, among other things, violations of fiduciary duty, of Conrail's Articles of Incorporation and By-Laws, of the PBCL and of the federal securities laws and requests preliminary and permanent injunctive and declaratory relief including, without limitation, (i) an injunction from commencing or continuing a tender offer for the Shares, seeking approval of Conrail's shareholders of the Articles Amendment or taking steps to make effective the Articles Amendment; taking any action to redeem the Rights or render the Rights inapplicable to any offer with respect to Conrail by CSX without, at the same time, rendering them inapplicable with respect to the Norfolk Offer; taking any action to enforce certain provisions of the CSX Merger Agreement; failing to take action to exempt the Proposed Norfolk Merger from certain provisions of the PBCL; and holding the Pennsylvania Special Meeting to obtain shareholder approval of the Articles Amendment, and (ii) a declaration that certain "continuing director" provisions in the Rights Agreement are void. A copy of the amended Norfolk complaint is attached hereto as Exhibit (c)(4) and is incorporated herein by reference, and the foregoing summary description is qualified in its entirety by such exhibit.

     Conrail believes that the claims set forth in Norfolk's complaint are entirely without merit, and on October 28, 1996, Conrail filed a motion to dismiss Norfolk's complaint in its entirety. On November 4, 1996, Norfolk's motion in the United States District Court for the Eastern District of Pennsylvania for a temporary restraining order seeking to prevent a Distribution Date (as such term is defined in the Rights Agreement) from occurring under the Rights Plan was denied because the Conrail Board had already acted to postpone the occurrence of a Distribution Date in accordance with the terms of the Rights Agreement. A hearing on the preliminary injunction being sought by Norfolk has been scheduled for November 12, 1996.

     (2) Reasons for Recommendation.

     In making the determinations and recommendations set forth above in Section
(a) of this Item 4, the Conrail Board considered a number of factors, including, without limitation, the following:

          (i) The factors which led the Conrail Board to recommend the original CSX tender offer (the "Original CSX Offer") and the terms of the CSX Merger Agreement at the Conrail Board meeting held on October 14, 1996, including, without limitation, the following:

           (A) the historical and recent market prices of the Shares and the fact that the Original CSX Offer and the CSX Merger will enable shareholders to realize a significant premium over the prices at which the Shares traded prior to execution of the CSX Merger Agreement, and that the CSX Offer (as amended) will enable shareholders to realize an even greater premium than in the Original CSX Offer;

           (B) the receipt by the Conrail Board of fairness opinions of Lazard Freres & Co. LLC ("Lazard Freres") and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), dated October 14, 1996, to the effect that the consideration to be received by Conrail's shareholders in the Original CSX Offer and the Merger, taken together, is fair to such shareholders from a financial point of view, and dated November 5, 1996, to the effect that the consideration to be received by Conrail's shareholders in the CSX Offer (as amended) and the Merger, taken together, is also fair to such shareholders from a financial point of view. In rendering their respective fairness opinions, based on the factors described therein and at the request of counsel for the Conrail Board, neither Lazard Freres nor Morgan Stanley addressed the relative merits of the CSX Transactions, the Proposed Norfolk Transactions and any alternative potential transactions;

           (C) the Conrail Board's duties under Pennsylvania law to act in the best interests of Conrail, and that under such law the Conrail Board may consider (a) the interests of all constituencies, including shareholders, employees, suppliers, customers and creditors, as well as communities in which Conrail has operations, (b) the short-term and long-term interests of Conrail, (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail and
               (d) all other pertinent factors;

           (D) the Conrail Board's view that the transactions contemplated by the CSX Merger Agreement would result in significant efficiencies, operating benefits and commercial and other synergies that would better benefit Conrail and its customers and be more in the public interest than would combinations with other railroads, such as Norfolk, and that Conrail's shareholders would also benefit greatly from such efficiencies, benefits and synergies through their significant continued interest in the combined company following the CSX Merger;

           (E) the Conrail Board's view that the benefits, efficiencies and synergies in the CSX Merger would better meet the needs of Conrail's constituencies than would other combinations with other railroads, such as Norfolk;

           (F) the benefits that the CSX Merger would provide to the customers of Conrail and CSX, including by providing them with the benefits of efficient high-quality service from a more comprehensive rail system with more points of origin and more new single-line and integrated transportation services, and with a railroad company with the financial strength to support substantial capital investment in the railroad system;

           (G) the benefits that the CSX Merger would provide to the public through increased safety and improved air quality due to, among other things, the resulting improvements in the principal alternative to truck movement over heavily-congested highways;

           (H) the benefits provided generally to the communities served by Conrail, and particularly to local communities in Pennsylvania, including through maintaining the headquarters of the combined company in Philadelphia;

           (I) the fact that the CSX Merger, while providing a significant premium to Conrail's shareholders, has been structured as a true merger-of-equals transaction in which 50% of the Board, and each Board committee, of Parent would be designated by Conrail; and

           (J) Mr. LeVan being named as the President and Chief Operating Officer of Parent and the President and Chief Executive Officer of the railroads, and the fact that he is to become Chief Executive Officer of Parent two years after the Effective Time and Chairman of the Board of Parent four years after the Effective Time.

          (ii) The view of the Conrail Board that a strategic combination with CSX remains in the best interests of Conrail, notwithstanding the commencement of the Norfolk Offer, and that the terms of the CSX Offer (as amended) are fair from a financial point of view and more favorable to shareholders than the terms of the Original CSX Offer.

          (iii) The Conrail Board's recognition that the near-term trading price for the Shares, if the Norfolk Offer could be effected, would likely be higher than the near-term trading price for the Shares that would result from the CSX Transactions.

          (iv) The fact that the CSX shares to be received by the shareholders in the CSX Transactions would provide the shareholders with the opportunity to participate in the long-term benefits which in the view of the Conrail Board are likely to be realized from the CSX Transactions.

          (v) The fact that several of the conditions to the Norfolk Offer can only be satisfied if the Conrail Board takes certain actions, which as described above the Conrail Board agreed not to take until April 13, 1997 under the original CSX Merger Agreement (and agreed not to take until July 12, 1997 under the Amendment), and thereafter only if certain conditions are satisfied.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Lazard Freres and Morgan Stanley have been retained by the Conrail Board to act as financial advisors to Conrail with respect to the transactions contemplated by the CSX Merger Agreement. Pursuant to an engagement letter with Lazard Freres, Conrail has agreed to pay Lazard Freres for its services a cash fee equal to .17% of the aggregate consideration received by the holders of Shares, $2,750,000 of which is payable upon the execution of the CSX Merger Agreement, $3,750,000 of which is payable upon the receipt of the requisite approvals of the shareholders of Conrail and CSX and the balance of which is payable at the Effective Time. Pursuant to an engagement letter with Morgan Stanley, Conrail has agreed to pay Morgan Stanley for its services a cash fee equal to .13% of the aggregate consideration received by holders of Shares, $2,000,000 of which was payable at the time the CSX Merger Agreement was executed, $2,750,000 of which is payable on the date of a Conrail shareholder vote in favor of the CSX Merger and the balance of which is payable at the Effective Time.

     Conrail has also agreed to pay Lazard Freres and Morgan Stanley for their usual and customary expenses, including the fees of counsel, and to indemnify Lazard Freres and Morgan Stanley against certain liabilities.

     Conrail has retained D.F. King & Co., Inc. ("D.F. King") to assist Conrail in connection with its communications with its shareholders with respect to, and to provide other services to Conrail in connection with, the Pennsylvania Special Meeting, the special meeting relating to the approval of the CSX Merger and the CSX Merger Agreement and the Proposed Norfolk Transactions. D.F. King will receive reasonable and customary compensation in connection with the services provided by it, and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify D.F. King against certain liabilities arising out of or in connection with its engagement.

     Conrail has retained Abernathy, MacGregor Scanlon ("Abernathy") as its public relations advisor in connection with the CSX Transactions and the Proposed Norfolk Transactions. Abernathy will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify Abernathy against certain liabilities arising out of or in connection with its engagement.

     Neither Conrail nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the CSX Transactions or the Proposed Norfolk Transactions.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail nor, to the best of Conrail's knowledge, any executive officer, director or affiliate of Conrail has effected a transaction in the Shares except that 2,779 shares of Preferred Stock were allocated to the ESOP accounts of certain executive officers as of September 30, 1996. In addition, during the past 60 days but prior to October 14, 1996, Conrail has repurchased 352,700 shares of Common Stock pursuant to its long-standing share repurchase program.

     (b) Conrail's executive officers and directors intend not to tender their Shares to Atlantic pursuant to the Norfolk Offer but instead to tender their Shares to Sub and CSX pursuant to the CSX Offer and the Second CSX Offer, if applicable, other than those executive officers and directors who desire to receive CSX shares for their Shares in the CSX Merger rather than to receive cash in the CSX Offer and the Second CSX Offer, if applicable.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than as set forth or referenced in Items 3(b) or 4, no negotiation is being undertaken or is underway by Conrail in response to the Norfolk Offer which relates to or would result in:

          (1) an extraordinary transaction such as a merger or reorganization, involving Conrail or any subsidiary of Conrail;

          (2) a purchase, sale or transfer of a material amount of assets by Conrail or any subsidiary of Conrail;

          (3) a tender offer for or other acquisition of securities by or of Conrail; or

          (4) any material change in the present capitalization or dividend policy of Conrail.

     (b) Except as described above, in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Norfolk Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

+(a)(1)    Text of press release issued by Conrail dated October 23, 1996 (incorporated by reference to Exhibit (a)(9) to the Solicitation/Recommendation Statement on
           Schedule 14D-9 of Conrail Inc. dated October 16, 1996, as amended (the "CSX
           14D-9")).
+(a)(2)    Text of press release issued by Norfolk dated October 23, 1996 (incorporated by reference to Exhibit (a)(8) to the CSX 14D-9).
 (a)(3)    Text of press release issued by Conrail and CSX dated November 6, 1996.
*(a)(4)    Letter to shareholders of Conrail dated November 6, 1996.
 (b)       Not applicable.
+(c)(1)    Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the CSX 14D-9).
+(c)(2)    Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996
           (incorporated by reference to Exhibit (c)(5) to the CSX 14D-9).
+(c)(3)    Change of Control Agreement of Mr. David M. LeVan dated as October 14, 1996
           (incorporated by reference to Exhibit (c)(6) to the CSX 14D-9).
+(c)(4)    Amended Complaint in Norfolk Southern et al. v. Conrail Inc., et al., No.
           96-CV-7167, filed on October 28, 1996 in the United States District Court for the
           Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(9) to the CSX 14D-9).

---------------

 * Included in materials delivered to shareholders of Conrail.

 + Incorporated by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.

                                          By: /s/ TIMOTHY T. O'TOOLE
                                            ------------------------------------
                                            Name: Timothy T. O'Toole
                                            Title:   Senior Vice
                                          President -- Finance

Dated as of November 6, 1996

                                 EXHIBIT INDEX

  EXHIBIT                                  DESCRIPTION                                 PAGE NO.
-----------  ------------------------------------------------------------------------  --------
+(a)(1)      Text of press release issued by Conrail dated October 23, 1996
             (incorporated by reference to Exhibit (a)(9) to the
             Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail Inc.
             dated October 16, 1996, as amended (the "CSX 14D-9"))...................
+(a)(2)      Text of press release issued by Norfolk dated October 23, 1996
             (incorporated by reference to Exhibit (a)(8) to the CSX 14D-9)..........
 (a)(3)      Text of press release issued by Conrail and CSX dated November 6,
             1996....................................................................
*(a)(4)      Letter to shareholders of Conrail dated November 6, 1996................
 (b)         Not applicable..........................................................
+(c)(1)      Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996
             (incorporated by reference to Exhibit (c)(7) to the CSX 14D-9)..........
+(c)(2)      Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996
             (incorporated by reference to Exhibit (c)(5) to the CSX 14D-9)..........
+(c)(3)      Change of Control Agreement of Mr. David M. LeVan dated as October 14,
             1996 (incorporated by reference to Exhibit (c)(6) to the CSX 14D-9).....
+(c)(4)      Amended Complaint in Norfolk Southern et al. v. Conrail Inc., et al.,
             No. 96-CV-7167, filed on October 28, 1996 in the United States District
             Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(9) to the CSX 14D-9)...........................

---------------
* Included in materials delivered to shareholders of Conrail.

+ Incorporated by reference.